Dejour Acquires Key Oil & Gas Acreage

2009-10 Winter Oil Drilling Program Begins at NE BC Woodrush Project

Vancouver Canada, December 02, 2009 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces the successful acquisition of over 2,000 acres of  leasehold in Northeast British Columbia adjacent to Dejour’s existing leasehold at Woodrush and on trend with the Halfway oil pool discovered by Dejour in early 2008. Through this lease acquisition and a 3D seismic program currently underway, the Company anticipates to significantly augment the areal and volumetric extent of its 73.5% owned Halfway oil pool.

Dejour has commenced its winter exploration drilling program at Woodrush. This program comprises up to three new oil wells. The first well, expected to be completed and in production by the end of December, offsets the initial discovery well at Woodrush, in production since 2008. Initial production test results from this well are expected by mid-December. Dejour currently produces 400+ net BOE/d from this field. The balance of the drilling plan is scheduled for completion during Q1-2010.

"This is a very exciting time for Dejour. The current drilling program, coupled with the acquisition of this additional highly prospective acreage, provides to Dejour and its partners the best possible position with which to efficiently exploit this quality oil resource and maximize the value of this new oil pool discovery",  notes Hal Blacker, President of Dejour Enterprises Ltd.

Woodrush is one of eight advanced drill ready projects (3 oil and 5 natural gas) developed by Dejour's technical team, covered by just 25% of the Company's current land holdings.

About Dejour
Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basins (127,000 net acres) and Peace River Arch region (18,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1
Phone: 604.638.5050  Facsimile: 604.638.5051
Email: investor@dejour.com